3463 Magic Drive, Suite 202 ◆ San Antonio, Texas, 78229 ◆ (210) 614-7240 ◆ (210) 693-1012

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

November 16, 2012

We are furnishing this Information Statement to all of our shareholders of record at the close of business on November 16, 2012 of our Common Stock, $0.001 par value

This notice is required by Section 14(f) of the Securities

Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY DIGERATI’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

Digerati Technologies, Inc., a Nevada corporation (“Digerati”), has entered into an Agreement and Plan of Reorganization by and among Digerati Technologies, Inc., a Nevada corporation (“Digerati”), Waste Deep, Inc., a Nevada corporation (“Waste Deep”) and the holders of 100% of the equity of Waste Deep (“Stockholders”). The reorganization is expected to be completed on or about November 26, 2012. As a result, the Stockholders will own a majority of the voting stock of Digerati which will change its name to a name selected by the board of directors. The Reorganization has been approved by the majority shareholders of Digerati.

Under the Agreement and Plan of Reincorporation, Mr. John Howell will be appointed director followed by the resignation of John R. Fleming and Murray R. Nye from all offices and positions with Digerati. Mr. John Howell will not begin his term as officer and additional director until after the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Digerati’s shareholders. Mr. Arthur L. Smith will continue to serve as a director of Digerati.

Under the Agreement, Digerati will enter into a new line of business. Therefore, the present operations of Digerati will be transferred into Shift8 Technologies, Inc., a newly organized Nevada corporation and wholly owned subsidiary of Digerati. The present officers, directors, and management of Digerati will continue as the officers, directors, and management of Shift8 Technologies, Inc.

Because of the change in ownership and the composition of the board upon completion of the Reorganization, there will be a change in control of Digerati.

Please read this Information Statement carefully. It describes the terms of the reorganization under the Reorganization Agreement and its effect on Digerati and contains biographical and other information concerning the executive officers and directors after the Reorganization. Additional information about the Reorganization and Waste Deep is contained in Digerati’s Current Report on Form 8-K dated November 16, 2012, which will be filed with the SEC on the next business day. All Digerati filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Digerati filings may be obtained from the SEC’s website at http://www.sec.gov.

1

THE REORGANIZATION AGREEMENT

On November 16, 2012, Digerati, Waste Deep and the Stockholders of Waste Deep entered into the Reorganization Agreement pursuant to which Digerati will acquire 100% of the outstanding equity interests of Waste Deep.

The reorganization is expected to be completed on or about November 26, 2012 by the issuance of shares of preferred stock, convertible into a majority of the Common Stock, to the Waste Deep Stockholders in exchange for 100% of the equity interests of Waste Deep. Digerati will then change its name to a name selected by the new board of directors, after completion of the Reorganization, Waste Deep will be a wholly-owned subsidiary of Digerati and the present Waste Deep Stockholders will own a majority of the outstanding equity interests and voting rights of Digerati. The Reorganization has been approved by a majority of the shareholders of Digerati.

The Reorganization Agreement contemplates that immediately following the reorganization, some of the present officers and directors will be replaced by the officers and directors of Waste Deep as described above. See Directors and Executive Officers - Proposed Executive Officers and Directors after the Reorganization.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the Reorganization and replacement of the officers and directors of Digerati by the board of directors of Waste Deep, and the issuance of Digerati Common Stock to the Waste Deep Stockholders:

•	the Stockholders of Waste Deep will own a majority of the outstanding voting stock of Digerati;

•	Mr. John Howell and Mr. Arthur L. Smith will be the only directors of Digerati.

•	Digerati will change its name to a name selected by the new board.

As a result of the majority voting stock ownership of the Waste Deep Stockholders and director status, upon completion of the Reorganization, Mr. John Howell and Mr. Arthur L. Smith will be in control of the business and affairs of Digerati.

Upon completion of the reorganization and the conversion of preferred stock to Common Stock, there will be approximately 60,000,000 outstanding Common Stock shares, with holdings as follows: 2,900,000 shares (4.83%) by present Digerati’s Common Stock shareholders, directors, and officers, 54,000,000 shares (90.00%) by Waste Deep Stockholders, 1,500,000 shares (2.50%) by Rhodes Holdings LLC, and 1,600,000 shares (2.67%) by Recap Marketing & Consulting LP.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s Common Stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s Common Stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer at any time during the year ended July 31, 2012, (iv) up to two executive officers other than the Chief Executive Officer who were serving as executive officers on July 31, 2012 and to whom the Company paid more than $100,000 in compensation during the last fiscal year, (v) up to two additional persons to whom the Company paid more than $100,000 during the last fiscal year but who were not serving as an executive officer on July 31, 2012, and (vi) all directors and officers as a group. None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries. Information with respect to officers, directors and their families is as of July 31, 2012 and is based on the books and records of the Company and information obtained from each individual. Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission. Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office.

2

NAME OF	COMMON		% OF	TOTAL VOTING
INDIVIDUAL OR GROUP	STOCK		CLASS (1)	INTEREST

INDIVIDUAL OFFICERS,
DIRECTORS AND NOMINEES

Arthur L. Smith	11,070,426	(2)	9.2%	11,070,426
President, Chief Executive Officer, Director

Antonio Estrada Jr.	9,871,707	(3)	8.2%	9,871,707
Sr. VP of Finance & Corporate Controller

John R. Fleming	4,836,201	(4)	4.0%	4,836,201
Director

Murray R. Nye	4,836,201	(5)	4.0%	4,836,201
Director

ALL OFFICERS AND DIRECTORS AS A GROUP	30,614,535	(6)	25.3%	30,614,535

	120,800,316

(1)	Based on shares of Common Stock outstanding as of July 31, 2012. Any shares represented by options exercisable within 60 days after July 31, 2012 are treated as being outstanding for the purpose of computing the percentage of class for such person but not for any other purpose.
(2)	Includes 2,761,667 shares subject to options exercisable at July 31, 2012.
(3)	Includes 2,413,667 shares subject to options exercisable at July 31, 2012.
(4)	Includes 1,783,333 shares subject to options exercisable at July 31, 2012.
(5)	Includes 1,783,333 shares subject to options exercisable at July 31, 2012.
(6)	Includes 8,742,000 shares subject to options exercisable at July 31, 2012.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about November 26, 2012, the Reorganization Agreement will be completed and the some of the current directors of Digerati, John R. Fleming and Murray R. Nye, will be replaced by Mr. John Howell, with Mr. Arthur L. Smith being retained on the board. The following table sets forth information regarding Digerati’s current executive officers and directors and the proposed executive officers and directors of Digerati after the reorganization.

Current executive officers and directors

Name	Age	Position Held
Arthur L. Smith	48	President, Chief Executive Officer and Director
Antonio Estrada Jr.	38	Sr. Vice President, Finance & Corporate Controller
John R. Fleming	58	Director, Interim Executive Chairman of the Board
Murray R. Nye	58	Director

3

 Arthur L.  Smith, has served as our Chief Executive Officer and Director since May 2003. Art has over 20 years of specialized experience in technology and global telecommunications. As founder of Digerati, Art has held various positions within the Company, including Chairman and CEO from June 1996 through July 2002 and President of the Company's Mexican subsidiary from August 2002 through April 2003. Prior to founding Digerati in 1994, he was the Director of International Sales for GeoComm Partners, Inc., an international telecommunications firm providing satellite network services to Fortune 500 corporations. Art is frequently invited to speak or serve on panels at professional and trade events related to the global telecommunications industry such as Simposio Annual ASISAT 2001 organized by the Asociación de la Industria Satelital Mexicana and the Latin America Telecommunications Conference 2002 organized by the North Texas Global Telecommunications Society. Art attended the University of Texas-Pan American.

Antonio Estrada Jr. has served as our Sr. Vice President of Finance since August 2007. Antonio is a seasoned financial executive with over 12 years of experience in the telecommunications industry, with a vast experience in financial reporting and modeling, strategic planning, grant writing, and cash management.  Antonio has served as the Sr. VP of Finance and Corporate Controller of Digerati since 2008. From January 1999 to 2008, Antonio served in various roles within Digerati, including International Accounting Manager, Treasurer, Internal Auditor, and Controller. Antonio currently overseas financial reporting, treasury management, credit, internal audit, tax compliance, contracts, internal controls and Sarbanes Oxley compliance. Prior to joining Digerati in 1999, Antonio served as a Senior Accountant for the Epilepsy Association of San Antonio and South Texas.  Antonio graduated from the University of Texas at San Antonio, with a Bachelors of Business Administration, with a concentration in Accounting.

John R. Fleming has served as our Non-executive Chairman of the Board since August 2002 and as one of our Directors since January 2001. Mr. Fleming is the principal and founder of Vision Corporation, an early-stage investment company that focuses on communications technologies, service and hardware.  Mr. Fleming also sits on the board of Mediaxstream Communications which is a high definition delivery system that services major studios and sports venues throughout the country.  Prior to forming Vision Corporation, Mr. Fleming served as President, International of IXC Communications, Inc. from April 1998 to December 1999. Immediately prior to that he served as IXC’s President of Emerging Markets from December 1997, as Executive Vice President of IXC from March 1996 through November 1997 and as Senior Vice President of IXC from October 1994 through March 1996. He served as Vice President of Sales and Marketing of IXC from its formation in July 1992 until October 1994. Prior to that, Mr. Fleming served as Director of Business Development and Director of Carrier Sales of CTI from 1986 to March 1990 and as Vice President of Marketing and Sales of CTI from March 1990 to July 1992. Mr. Fleming was a Branch Manager for Satellite Business Systems from 1983 to 1986 (a unit of IBM).

Murray R. Nye has served as one of our Directors since our formation in June 1996. Mr. Nye also served as the Chief Executive Officer and a Director of ATSI-Canada from its formation in May 1994. From December 1993 until May 1994, Mr. Nye served in the same positions with Latcomm International Inc., which company amalgamated with Willingdon Resources Ltd. to form ATSI-Canada in May 1994. From 1992 to 1995, Mr. Nye served as President of Kirriemuir Oil & Gas Ltd. From 1989 until 1992, Mr. Nye was self-employed as a consultant and Mr. Nye is again currently self-employed as a consultant. Mr. Nye serves as a Director of D.M.I. Technologies, Inc., an Alberta Stock Exchange-traded company.

We do not have an audit or compensation committee of our Board of Directors that performs equivalent functions. Our Board of Directors performs all functions of the audit committee and compensation committee.

Proposed executive officers and directors after the reorganization

Name	Age	Position

John Howell	66	Chairman, CEO, President

Arthur L. Smith	48	Director

Antonio Estrada Jr.	38	Chief Financial Officer

4

John Howell earned a Bachelor of Science degree in Aerospace Engineering from Oregon State University with graduate studies at the University of San Francisco in Organizational Development and Change. He joined Arrayit Corporation in July 2008 and served as a consultant until June 2009. He assumed the post of President, CEO, and chairman of Arrayit Diagnostics upon its formation in June 2009 and has held that position until the present. With over 30 years’ experience in the development, creation and management of sales and marketing platforms and internal management systems for businesses in the areas of health care, real estate, high technology and telecommunications. For the past 15 years, he was primarily engaged in the fields of high technology and telecommunications, serving as CEO of Eversys Corporation, a manufacturer of computer equipment for the local area network from January 1997-November 1997; Vice President of Sales & Marketing for TeraGlobal Communications, a manufacturer of equipment for the convergence of voice, video and data from December 1997-October 1998; Executive Vice President of Rim Semiconductor Corp., a late development stage fabless communications semiconductor company from April 2000-September 2002; Executive Vice President and Chief Operating Officer of Kingdom Ventures, Inc., a marketing company for the Christian community from October 2002-April 2003; and President of NutraCea, (OTCBB: NTRZ) an international nutraceutical company from April 2003-July 2004.

Arthur L.  Smith, has served as our Chief Executive Officer and Director since May 2003. Art has over 20 years of specialized experience in technology and global telecommunications. As founder of Digerati, Art has held various positions within the Company, including Chairman and CEO from June 1996 through July 2002 and President of the Company's Mexican subsidiary from August 2002 through April 2003. Prior to founding Digerati in 1994, he was the Director of International Sales for GeoComm Partners, Inc., an international telecommunications firm providing satellite network services to Fortune 500 corporations. Art is frequently invited to speak or serve on panels at professional and trade events related to the global telecommunications industry such as Simposio Annual ASISAT 2001 organized by the Asociación de la Industria Satelital Mexicana and the Latin America Telecommunications Conference 2002 organized by the North Texas Global Telecommunications Society. Art attended the University of Texas-Pan American.

Antonio Estrada Jr. has served as our Sr. Vice President of Finance since August 2007. Antonio is a seasoned financial executive with over 12 years of experience in the telecommunications industry, with a vast experience in financial reporting and modeling, strategic planning, grant writing, and cash management.  Antonio has served as the Sr. VP of Finance and Corporate Controller of Digerati since 2008. From January 1999 to 2008, Antonio served in various roles within Digerati, including International Accounting Manager, Treasurer, Internal Auditor, and Controller. Antonio currently overseas financial reporting, treasury management, credit, internal audit, tax compliance, contracts, internal controls and Sarbanes Oxley compliance. Prior to joining Digerati in 1999, Antonio served as a Senior Accountant for the Epilepsy Association of San Antonio and South Texas.  Antonio graduated from the University of Texas at San Antonio, with a Bachelors of Business Administration, with a concentration in Accounting.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years July 31, 2012 and 2011, and whose salary and bonus exceeded $100,000 for the fiscal years ended July 31, 2012 and 2011, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation (2)	Total ($)
						($)

Arthur L. Smith	2012	$64,525	$-0-	$-0-	$44,348	$46,000	$154,873
CEO & President	2011	$165,000	$20,059	$-0-	$28,217	$92,000	$305,276

Antonio Estrada Jr.	2012	$55,630	$-0-	$-0-	$39,131	$36,370	$131,131
Senior Vice President of Finance & Corporate Controller	2011	$121,000	$24,479	$-0-	$28,217	$81,846	$255,542

(1)	Bonus amounts paid during fiscal 2011 were paid for achieving monthly margin requirements as stipulated in the annual compensation plan and closing of financings for FY2011.
(2)	All other compensation consists of contributions to the Non-Standardized Profit Sharing Plan

5

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, the Company’s bylaws require no fewer than one director. Currently, there is at least one director of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Digerati’s executive officers, directors and persons who beneficially own more than 10% of Digerati’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Digerati with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished Digerati pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished Digerati with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

To the best of Digerati’s knowledge, no person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of Digerati, or any other reporting person (as defined in Item 405 of Regulation S-K) (“reporting person”), failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Common Stock being exchanged by the Stockholders of Waste Deep were acquired from time to time at an average cost of approximately $0.18.

DIGERATI TECHNOLOGIES, INC.

DATED: NOVEMBER 16, 2012

6